SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(RULE 13d - 102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

(Amendment No.)*

Coconut Palm Acquisition Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

191885201

(CUSIP Number)

December 31, 2006

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒      Rule 13d-1(b)

☐      Rule 13d-1(c)

☐      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Paulson & Co. Inc.

13-3796759

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☐
(b)	☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

2,000,000 (see Note 1 to Item 4 below)

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

2,000,000 (see Note 1 to Item 4 below)

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,000,000 (see Note 1 to Item 4 below)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

14.28%

12.	TYPE OF REPORTING PERSON*

IA

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This report reflects the shares of common stock of the issuer beneficially owned by the person filing this Schedule as of December 31, 2006.

ITEM 1(a).	Name of Issuer:

Coconut Palm Acquisition Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

595 South Federal Highway, Suite 600

Boca Raton, Florida 33432

Item 2(a).	Name of Persons Filing:

Paulson & Co. Inc.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

590 Madison Avenue, New York, New York 10022

Item 2(c).	Citizenship:

Delaware corporation

Item 2(d).	Title of Class of Securities

Common Stock

Item 2(e).	CUSIP Number: 191885201
Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance company defined in Section 3(a)(19) of the Exchange Act.
(d)	☐	Investment company registered under Section 8 of the Investment Company Act.
(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box ☐

This statement is filed pursuant to Rule 13d-1(b). The person filing it has not acquired the securities with any purpose, or with the effect of, changing or influencing the control of the issuer, or in connection with or as a participant in any transaction having that purpose or effect, including any transaction subject to Rule 13d-3(b); and is not directly or indirectly the beneficial owner of 20% or more of the class of securities indicated above.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

2,000,000 (see Note 1)

(b)	Percent of class:

14.28%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

2,000,000 (see Note 1)

(ii)	Shared power to vote or to direct the vote

None.

(iii)	Sole power to dispose or to direct the disposition of

2,000,000 (see Note 1)

(iv)	Shared power to dispose or to direct the disposition of

None.

Note 1: Paulson & Co. Inc. (“Paulson”), an investment advisor that is registered under the Investment Advisors Act of 1940, furnishes investment advice to and manages onshore and offshore investment funds and to separate managed accounts (such investment funds and accounts, the “Funds”). In its role as investment advisor, or manager, Paulson possesses voting and/or investment power over the securities of the Issuer described in this schedule that are owned by the Funds. All securities reported in this schedule are owned by the Funds. Paulson disclaims beneficial ownership of such securities.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

All securities reported in this schedule are owned by Paulson’s advisory clients, none of which to Paulson’s knowledge owns more than 5% of the class. Paulson itself disclaims beneficial ownership of all such securities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 14, 2007
Signature:	Stuart L. Merzer
Name/Title:	Stuart L. Merzer
General Counsel & Chief Compliance Officer,
Paulson & Co. Inc.